FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3. 4. 5.	Other news Audited Financial results for the financial year ended March 31, 2020 Auditors Report Press Release dated May 9, 2020 Declaration of unmodified opinion

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of Indian Listing Regulations, we forward herewith in the prescribed format, a copy of the audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2020, which have been approved by the Board of Directors of the Bank at its Meeting held today. A copy of the Press Release being issued in this connection is also attached.

Further, we wish to inform you that the Board of Directors of the Bank at its Meeting held today also approved:

(i)	Fund raising by way of issuances of debt securities including by way of Non-Convertible Debentures in domestic markets upto an overall limit of ₹ 250.00 billion by way of private placement & issuances of bonds/notes/ offshore Certificate of Deposits in overseas markets upto USD 3.00 billion in single/multiple tranches for a period of one year from the date of passing of resolution by the Board.

(ii)	Shifting of registered office of the Bank from the State of Gujarat to the State of Maharashtra and consequential amendment in the Clause (II) of the Memorandum of Association of the Bank, subject to the approval of Members and other regulatory approvals, as may be required. The Bank has received no-objection from Reserve Bank of India (RBI) to the said proposal of shifting of registered office, subject to compliance with the guidelines, directions and statutory provisions as applicable.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

(i)	Re-appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) as Statutory Auditors of the Bank to hold office from the conclusion of the 26th Annual General Meeting (AGM) till the conclusion of the 27th AGM, subject to the approval of Members. The Bank has received approval from the RBI for re-appointment of M/s Walker Chandiok & Co LLP as Statutory Auditors for the Year 2020-21. Brief Profile is enclosed as Annexure A.

(ii)	(a) Re-appointment of Mr. Girish Chandra Chaturvedi (DIN:00110996) as an Independent Director of the Bank for a period of three years effective from July 1, 2021, subject to the approval of Members.

(b) Re-appointment of Mr. Girish Chandra Chaturvedi (DIN:00110996) as a Non-Executive (part-time) Chairman of the Bank for a period of three years effective from July 1, 2021, subject to the approval of Members and RBI.

(iii)	Re-appointment of Ms. Vishakha Mulye (DIN:00203578) as wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from January 19, 2021, subject to the approval of Members and RBI.

(iv)	Extension of tenure of Mr. G. Srinivas as Chief Risk Officer (CRO) of the Bank by another three years with effect from August 1, 2020 till July 31, 2023.

The other details as required pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 with regard to re-appointment of Directors is enclosed as Annexure B.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2020 (Q4-2020)	December 31, 2019 (Q3-2020)	March 31, 2019 (Q4-2019)	March 31, 2020 (FY2020)	March 31, 2019 (FY2019)
				(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			19,188.68	19,064.28	17,292.80	74,798.32	63,401.19
	a)	Interest/discount on advances/bills		14,835.12	14,795.57	12,925.20	57,551.11	47,942.62
	b)	Income on investments		3,622.95	3,678.93	3,337.97	14,673.21	12,796.88
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		214.21	184.24	227.27	682.15	736.09
	d)	Others		516.40	405.54	802.36	1,891.85	1,925.60
2.	Other income (refer note no. 5)			4,254.98	4,573.98	3,621.02	16,448.62	14,512.17
3.	TOTAL INCOME (1)+(2)			23,443.66	23,638.26	20,913.82	91,246.94	77,913.36
4.	Interest expended			10,261.79	10,518.96	9,672.74	41,531.25	36,386.40
5.	Operating expenses (e)+(f)			5,791.78	5,570.67	5,007.69	21,614.41	18,089.06
	e)	Employee cost		2,234.51	1,942.11	1,898.99	8,271.24	6,808.24
	f)	Other operating expenses		3,557.27	3,628.56	3,108.70	13,343.17	11,280.82
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			16,053.57	16,089.63	14,680.43	63,145.66	54,475.46
7.	OPERATING PROFIT (3)–(6)			7,390.09	7,548.63	6,233.39	28,101.28	23,437.90
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			5,967.44	2,083.20	5,451.41	14,053.24	19,661.14
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			1,422.65	5,465.43	781.98	14,048.04	3,776.76
10.	Exceptional items			..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			1,422.65	5,465.43	781.98	14,048.04	3,776.76
12.	Tax expense (g)+(h) (refer note no. 4)			201.29	1,318.97	(187.08)	6,117.23	413.46
	g)	Current period tax		804.76	1,514.60	907.75	3,746.03	3,360.60
	h)	Deferred tax adjustment		(603.47)	(195.63)	(1,094.83)	2,371.20	(2,947.14)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			1,221.36	4,146.46	969.06	7,930.81	3,363.30
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			1,221.36	4,146.46	969.06	7,930.81	3,363.30
16.	Paid-up equity share capital (face value Rs. 2 each)			1,294.76	1,294.08	1,289.46	1,294.76	1,289.46
17.	Reserves excluding revaluation reserves			112,091.29	110,659.00	104,029.40	112,091.29	104,029.40
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.31%	0.31%	0.25%	0.31%	0.25%
	ii)	Capital adequacy ratio (Basel III)		16.11%	16.50%	16.89%	16.11%	16.89%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.89	6.41	1.50	12.28	5.23
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.86	6.30	1.48	12.08	5.17
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		41,409.16	43,453.86	46,291.63	41,409.16	46,291.63
	ii)	Net non-performing customer assets		10,113.86	10,388.50	13,577.43	10,113.86	13,577.43
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		5.53%	5.95%	6.70%	5.53%	6.70%
	iv)	% of net non-performing customer assets to net customer assets		1.41%	1.49%	2.06%	1.41%	2.06%
20.	Return on assets (annualised)			0.49%	1.68%	0.43%	0.81%	0.39%
1.	At March 31, 2020, the percentage of gross non-performing advances (net of write-off) to gross advances was 6.04% (December 31, 2019: 6.39%, March 31, 2019: 7.38%) and net non-performing advances to net advances was 1.54% (December 31, 2019: 1.60%, March 31, 2019: 2.29%).

SUMMARISED STANDALONE BALANCE SHEET
(₹ in crore)
Particulars	At
	March 31, 2020	December 31, 2019	March 31, 2019
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,294.76	1,294.08	1,289.46
Employees stock options outstanding	3.49	3.64	4.68
Reserves and surplus	115,206.16	113,703.51	107,073.91
Deposits	770,968.99	716,345.08	652,919.67
Borrowings (includes subordinated debt)	162,896.76	137,374.68	165,319.97
Other liabilities and provisions	47,994.99	38,347.01	37,851.46
Total Capital and Liabilities	1,098,365.15	1,007,068.00	964,459.15

Assets
Cash and balances with Reserve Bank of India	35,283.96	36,214.56	37,858.01
Balances with banks and money at call and short notice	83,871.78	34,222.46	42,438.28
Investments	249,531.48	227,479.99	207,732.68
Advances	645,289.97	635,654.26	586,646.58
Fixed assets	8,410.29	8,087.87	7,931.43
Other assets	75,977.67	65,408.86	81,852.17
Total Assets	1,098,365.15	1,007,068.00	964,459.15

STANDALONE CASH FLOW STATEMENTS
(₹ in crore)
Particulars		Period ended
		March 31, 2020 (FY2020)	March 31, 2019 (FY2019)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		14,048.04	3,776.76

Adjustments for:
Depreciation and amortisation		1,073.89	872.85
Net (appreciation)/depreciation on investments		1,797.73	(22.82)
Provision in respect of non-performing and other assets		8,814.41	16,811.20
General provision for standard assets		3,187.11	255.37
Provision for contingencies & others		740.24	2,238.35

Income from subsidiaries, joint ventures and consolidated entities		(1,273.03)	(1,077.95)
(Profit)/loss on sale of fixed assets		(1.42)	(0.19)
	(i)	28,386.97	22,853.57

Adjustments for:
(Increase)/decrease in investments		(5,570.29)	19,591.71
(Increase)/decrease in advances		(68,454.05)	(90,641.48)
Increase/(decrease) in deposits		118,049.32	91,944.46
(Increase)/decrease in other assets		889.84	(3,780.01)
Increase/(decrease) in other liabilities and provisions		6,168.68	5,168.10
	(ii)	51,083.50	22,282.78

Refund/(payment) of direct taxes	(iii)	(1,021.03)	(6,717.57)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	78,449.44	38,418.78
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries and/or joint ventures (including application money)		..	1,138.30
Income from subsidiaries, joint ventures and consolidated entities		1,273.03	1,077.95
Purchase of fixed assets		(1,367.47)	(830.92)
Proceeds from sale of fixed assets		14.81	38.03
(Purchase)/sale of held-to-maturity securities		(37,027.78)	(25,298.67)
Net cash flow from/(used in) investing activities	(B)	(37,107.41)	(23,875.31)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		549.32	348.63
Proceeds from long-term borrowings		24,413.43	14,436.39
Repayment of long-term borrowings		(41,239.79)	(20,201.29)
Net proceeds/(repayment) of short-term borrowings		14,277.80	(11,869.69)
Dividend and dividend tax paid		(645.31)	(965.13)
Net cash flow from/(used in) financing activities	(C)	(2,644.55)	(18,251.09)
Effect of exchange fluctuation on translation reserve	(D)	161.97	(165.48)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		38,859.45	(3,873.10)

Cash and cash equivalents at beginning of the year		80,296.29	84,169.39
Cash and cash equivalents at end of the year		119,155.74	80,296.29

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2020 (Q4-2020)	December 31, 2019 (Q3-2020)	March 31, 2019 (Q4-2019)	March 31, 2020 (FY2020)	March 31, 2019 (FY2019)
			(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		21,740.68	21,622.94	19,503.73	84,835.77	71,981.65
	a)	Interest/discount on advances/bills	15,681.08	15,679.02	13,723.16	60,928.31	50,884.83
	b)	Income on investments	5,237.73	5,243.29	4,631.58	20,971.20	18,102.29
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	272.60	238.39	275.75	907.41	927.10
	d)	Others	549.27	462.24	873.24	2,028.85	2,067.43
2.	Other income (refer note no. 5)		18,380.80	16,748.01	17,280.52	64,950.33	59,324.85
3.	TOTAL INCOME (1)+(2)		40,121.48	38,370.95	36,784.25	149,786.10	131,306.50
4.	Interest expended		11,025.09	11,297.12	10,352.05	44,665.52	39,177.54
5.	Operating expenses (e)+(f)		20,520.71	18,177.11	19,011.79	71,517.90	64,258.88
	e)	Employee cost	2,898.41	2,717.36	2,520.61	11,156.75	9,425.26
	f)	Other operating expenses	17,622.30	15,459.75	16,491.18	60,361.15	54,833.62
6.	TOTAL EXPENDITURE (4)+(5)		31,545.80	29,474.23	29,363.84	116,183.42	103,436.42
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		8,575.68	8,896.72	7,420.41	33,602.68	27,870.08
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		6,598.21	2,131.44	5,739.72	15,014.07	20,461.82
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		1,977.47	6,765.28	1,680.69	18,588.61	7,408.26
10.	Exceptional items		..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		1,977.47	6,765.28	1,680.69	18,588.61	7,408.26
12.	Tax expense (g)+(h) (refer note no. 4)		364.25	1,651.00	153.22	7,363.14	1,719.10
	g)	Current period tax	1,066.32	1,864.38	1,256.03	5,177.81	4,808.28
	h)	Deferred tax adjustment	(702.07)	(213.38)	(1,102.81)	2,185.33	(3,089.18)
13.	Less: Share of profit/(loss) of minority shareholders		361.90	444.18	357.11	1,659.16	1,434.92
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		1,251.32	4,670.10	1,170.36	9,566.31	4,254.24
15.	Extraordinary items (net of tax expense)		..	..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)		1,251.32	4,670.10	1,170.36	9,566.31	4,254.24
17.	Paid-up equity share capital (face value Rs. 2/- each)		1,294.76	1,294.08	1,289.46	1,294.76	1,289.46
18.	Reserves excluding revaluation reserves		118,518.45	117,867.53	109,889.27	118,518.45	109,889.27
19.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		1.93	7.22	1.82	14.81	6.61
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		1.90	7.09	1.79	14.55	6.53

SUMMARISED CONSOLIDATED BALANCE SHEET
(₹ in crore)
Particulars	At
	March 31, 2020	December 31, 2019	March 31, 2019
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,294.76	1,294.08	1,289.46
Employees stock options outstanding	3.49	3.64	4.68
Reserves and surplus	121,661.81	120,937.53	112,959.27
Minority interest	6,794.77	7,058.94	6,580.53
Deposits	800,784.46	746,786.81	681,316.94
Borrowings (includes subordinated debt)	213,851.78	189,302.83	210,324.12
Liabilities on policies in force	145,486.25	163,856.71	152,378.75
Other liabilities and provisions	87,414.91	75,670.15	73,940.14
Total Capital and Liabilities	1,377,292.23	1,304,910.69	1,238,793.89

Assets
Cash and balances with Reserve Bank of India	35,311.93	36,309.55	38,066.28
Balances with banks and money at call and short notice	92,540.99	43,086.10	49,324.62
Investments	443,472.63	435,262.70	398,200.75
Advances	706,246.11	700,474.11	646,961.68
Fixed assets	10,408.66	10,079.90	9,660.42
Other assets	89,311.91	79,698.33	96,580.14
Total Assets	1,377,292.23	1,304,910.69	1,238,793.89

CONSOLIDATED CASH FLOW STATEMENTS
(₹ in crore)
Particulars		Period ended
		March 31, 2020 (FY2020)	March 31, 2019 (FY2019)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		16,929.45	5,973.34

Adjustments for:
Depreciation and amortisation		1,369.64	1,045.37
Net (appreciation)/depreciation on investments		2,180.92	5.79
Provision in respect of non-performing and other assets		8,962.74	17,611.40
General provision for standard assets		3,443.99	241.44
Provision for contingencies & others		793.69	2,249.86
(Profit)/loss on sale of fixed assets		(0.15)	2.20
Employees stock options grants		11.41	7.92
	(i)	33,691.69	27,137.32

Adjustments for:
(Increase)/decrease in investments		(31,531.31)	3,346.37
(Increase)/decrease in advances		(69,243.41)	(97,297.84)
Increase/(decrease) in deposits		119,467.52	95,520.82
(Increase)/decrease in other assets		2,456.08	(3,169.14)
Increase/(decrease) in other liabilities and provisions		27,116.07	31,489.77
	(ii)	48,264.95	29,889.98

Refund/(payment) of direct taxes	(iii)	(2,391.89)	(8,356.25)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	79,564.75	48,671.05
Cash flow from/(used in) investing activities
Purchase of fixed assets		(1,873.45)	(1,148.15)
Proceeds from sale of fixed assets		25.54	46.88
(Purchase)/sale of held to maturity securities		(40,460.52)	(29,045.94)
Net cash flow from/(used in) investing activities	(B)	(42,308.43)	(30,147.21)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		549.32	348.63
Proceeds from long-term borrowings		36,611.44	26,238.83
Repayment of long-term borrowings		(52,000.62)	(30,416.27)
Net proceeds/(repayment) of short-term borrowings		18,718.42	(14,999.79)
Dividend and dividend tax paid		(886.38)	(1,168.83)
Net cash flow from/(used in) financing activities	(C)	2,992.18	(19,997.43)
Effect of exchange fluctuation on translation reserve	(D)	213.52	(134.64)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		40,462.02	(1,608.23)

Cash and cash equivalents at beginning of the year		87,390.90	88,999.13
Cash and cash equivalents at end of the year		127,852.92	87,390.90

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED SEGMENTAL RESULTS
(₹ in crore)
Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2020 (Q4-2020)	December 31, 2019 (Q3-2020)	March 31, 2019 (Q4-2019)	March 31, 2020 (FY2020)	March 31, 2019 (FY2019)
		(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	18,847.42	18,748.23	15,969.43	72,554.24	59,172.33
b	Wholesale Banking	10,168.29	10,196.08	9,162.54	39,942.34	34,168.50
c	Treasury	15,752.86	16,038.24	14,133.93	62,092.61	54,102.18
d	Other Banking	869.98	947.06	1,297.64	3,996.67	3,742.51
e	Life Insurance	12,192.55	9,872.88	11,554.25	39,703.81	36,698.77
f	General Insurance	3,058.47	3,198.67	2,873.01	12,374.48	11,152.68
g	Others	1,572.65	1,779.88	1,577.40	6,737.13	6,099.57
	Total segment revenue	62,462.22	60,781.04	56,568.20	237,401.28	205,136.54
	Less: Inter segment revenue	22,340.74	22,410.09	19,783.95	87,615.18	73,830.04
	Income from operations	40,121.48	38,370.95	36,784.25	149,786.10	131,306.50
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	1,898.72	2,557.71	2,103.06	8,993.02	8,223.12
b	Wholesale Banking	(311.94)	1,230.86	(2,789.94)	927.23	(10,242.34)
c	Treasury	1,307.80	1,597.88	1,008.22	5,171.08	5,340.10
d	Other Banking	(43.76)	351.54	381.06	1,086.79	591.63
e	Life Insurance	171.66	303.49	277.95	1,068.40	1,162.40
f	General Insurance	370.64	389.92	345.50	1,696.89	1,598.42
g	Others	439.25	689.85	625.53	2,385.27	2,014.27
	Total segment results	3,832.37	7,121.25	1,951.38	21,328.68	8,687.60
	Less: Inter segment adjustment	344.41	355.97	270.69	1,229.58	1,279.34
	Unallocated expenses	1,510.49	..	..	1,510.49	..
	Profit before tax and minority interest	1,977.47	6,765.28	1,680.69	18,588.61	7,408.26
3.	Segment assets
a	Retail Banking	351,341.21	345,711.33	307,155.83	351,341.21	307,155.83
b	Wholesale Banking	307,307.06	300,887.98	288,495.45	307,307.06	288,495.45
c	Treasury	413,379.14	334,677.95	333,104.97	413,379.14	333,104.97
d	Other Banking	73,452.80	75,548.44	76,525.15	73,452.80	76,525.15
e	Life Insurance	155,710.49	174,399.54	162,699.92	155,710.49	162,699.92
f	General Insurance	36,599.06	36,065.99	32,950.45	36,599.06	32,950.45
g	Others	37,894.74	36,458.44	31,490.95	37,894.74	31,490.95
h	Unallocated	16,195.02	14,967.35	21,124.56	16,195.02	21,124.56
	Total	1,391,879.52	1,318,717.02	1,253,547.28	1,391,879.52	1,253,547.28
	Less: Inter segment adjustment	14,587.29	13,806.33	14,753.39	14,587.29	14,753.39
	Total segment assets	1,377,292.23	1,304,910.69	1,238,793.89	1,377,292.23	1,238,793.89
4.	Segment liabilities
a	Retail Banking	573,246.77	542,292.98	488,976.00	573,246.77	488,976.00
b	Wholesale Banking	230,712.86	203,622.20	187,478.42	230,712.86	187,478.42
c	Treasury	189,938.38	160,294.44	189,732.88	189,938.38	189,732.88
d	Other Banking	60,562.11	61,352.54	62,755.05	60,562.11	62,755.05
e	Life Insurance	148,643.69	167,020.49	155,884.72	148,643.69	155,884.72
f	General Insurance	31,336.69	30,502.78	27,742.96	31,336.69	27,742.96
g	Others	32,968.47	31,396.34	26,723.84	32,968.47	26,723.84
h	Unallocated	1,510.49	..	..	1,510.49	..
	Total	1,268,919.46	1,196,481.77	1,139,293.87	1,268,919.46	1,139,293.87
	Less: Inter segment adjustment	14,587.29	13,806.33	14,753.39	14,587.29	14,753.39
	Total segment liabilities	1,254,332.17	1,182,675.44	1,124,540.48	1,254,332.17	1,124,540.48
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(221,905.56)	(196,581.65)	(181,820.17)	(221,905.56)	(181,820.17)
b	Wholesale Banking	76,594.20	97,265.78	101,017.03	76,594.20	101,017.03
c	Treasury	223,440.76	174,383.51	143,372.09	223,440.76	143,372.09
d	Other Banking	12,890.69	14,195.90	13,770.10	12,890.69	13,770.10
e	Life Insurance	7,066.80	7,379.05	6,815.20	7,066.80	6,815.20
f	General Insurance	5,262.37	5,563.21	5,207.49	5,262.37	5,207.49
g	Others	4,926.27	5,062.10	4,767.11	4,926.27	4,767.11
h	Unallocated	14,684.53	14,967.35	21,124.56	14,684.53	21,124.56
	Total capital employed	122,960.06	122,235.25	114,253.41	122,960.06	114,253.41

Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on May 9, 2020. The statutory auditors have issued an unmodified audit opinion on the standalone and consolidated financial statements for FY2020.
2.	Since the first quarter of CY2020, the Covid-19 pandemic has impacted most of the countries, including India. This resulted in countries announcing lockdown and quarantine measures that sharply stalled economic activity.
The Indian economy would be impacted by this pandemic with contraction in industrial and services output across small and large businesses. The Bank’s business is expected to be impacted by lower lending opportunities and revenues in the short to medium term. The impact of the Covid-19 pandemic on Bank’s results, including credit quality and provisions, remains uncertain and dependent on the spread of Covid-19, steps taken by the government and the central bank to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to resume at normal levels. The Bank’s capital and liquidity position is strong and would continue to be the focus area for the Bank during this period.
In accordance with the regulatory package announced by the Reserve Bank of India on March 27, 2020, the Bank has extended the option of payment moratorium for all amounts falling due between March 1, 2020 and May 31, 2020 to its borrowers. In line with the RBI guidelines issued on April 17, 2020, in respect of all accounts classified as standard as on February 29, 2020, even if overdue, the moratorium period, wherever granted, shall be excluded from the number of days past-due for the purpose of asset classification.
At March 31, 2020, the Bank has made Covid-19 related provision of Rs. 2,725.00 crore. This additional provision made by the Bank is more than requirement as per the RBI guideline dated April 17, 2020.
3.	RBI through its circular 'Declaration of dividends by banks (Revised)' dated April 17, 2020, has directed that banks shall not make any further dividend payouts from the profits pertaining to FY2020 until further instructions. This is with the intent that the banks conserve capital to retain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by Covid-19. Accordingly, the Board of Directors has not recommended dividend for FY2020.
4.	During FY2020, the Bank and certain group companies decided to exercise the option of lower tax rate available under Section 115BAA of the Income Tax Act, 1961, as introduced by Taxation Laws (Amendment) Ordinance, 2019, with effect from FY2020. Accordingly, the Bank and certain group companies have recognised the provision for income tax and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The impact of this change on the tax expense for FY2020, including both, the one-time additional charge due to re-measurement of accumulated deferred tax asset at March 31, 2019, and the tax expense at lower rate for FY2020 was Rs. 1,390.58 crore in standalone financial results and Rs. 1,212.73 crore (net of minority interest) in consolidated financial results in FY2020.
5.	The Bank did not divest any stake in its subsidiaries during FY2020. During FY2019, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges. The sale resulted in net gain of Rs. 1,109.59 crore in standalone financial results and Rs. 1,005.93 crore in consolidated financial results for FY2019.
6.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at March 31, 2020, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.
7.	During Q4-2020, the Bank has allotted 3,411,231 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.	The amounts for Q4-2020 are balancing figures between the figures as per the audited financial statements for FY2020 and the published figures for 9M-2020.

10.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.
11.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

/s/ Vishakha Mulye
Vishakha Mulye
Mumbai	Executive Director
May 9, 2020	DIN-00203578

Walker Chandiok &Co LLP

Walker Chandlok & Co LLP 16th floor, Tower II, lndiabulls Finance Centre, SB Marg, Prabhadevi (W) Mumbai - 400 013 India T +91 22 6626 2699 F +91 22 6626 2601

Independent Auditor’s Report on the Standalone Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

Opinion

1.	We have audited the accompanying standalone annual financial results (‘the Statement’) of ICICI Bank Limited (‘the Bank’) for the year ended 31 March 2020, attached herewith, being submitted by the Bank pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended) (‘Listing Regulations’), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to Pillar 3 disclosure as at 31 March 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the Bank’s branch auditors as referred to in paragraph 13 below, the Statement:

(i)	presents financial results in accordance with the requirements of Regulation 33 of the Listing Regulations, except for the disclosures relating to Pillar 3 disclosure as at 31 March 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the accounting standards prescribed under Section 133 of the Companies Act, 2013 (“the Act”), read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time (‘RBI Guidelines’) and other accounting principles generally accepted in India, of the standalone net profit after tax and other financial information of the Bank for the year ended 31 March 2020.

Basis for Opinion

3.	We conducted our audit in accordance with the Standards on Auditing (‘SAs’) specified under section 143(10) of the Act. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Statement section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (‘the ICAI’) together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and that obtained by the Bank’s branch auditors, in terms of their reports referred to in paragraph 13 of the Other Matter section below, is sufficient and appropriate to provide a basis for our opinion.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on the Standalone Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Emphasis of Matter

4.	We draw attention to Note 2 of the Statement, which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). In view of these uncertainties, the impact on the Bank’s results is significantly dependent on future developments.

Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Statement

5.	This Statement has been prepared on the basis of the standalone annual financial statements. The Bank’s Board of Directors is responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit after tax and other financial information of the Bank in accordance with the Accounting Standards prescribed under section 133 of the Act read with rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949 and RBI Guidelines and other accounting principles generally accepted in India, and in compliance with Regulation 33 of the Listing Regulations including SEBI Circulars. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

6.	In preparing the Statement, the Board of Directors is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

7.	The Board of Directors is also responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Statement

8.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs, specified under section 143(10) of the Act, will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Statement.

9.	As part of an audit in accordance with the SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion on whether the Bank has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on the Standalone Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

•	Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

10.	We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

11.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matters

12.	The Statement includes the standalone financial results for the quarter ended 31 March 2020, being the balancing figures between the audited figures in respect of the full financial year and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subject to limited review by us.

13.	We did not audit the financial information of 3 international branches of the Bank included in the accompanying Statement, whose financial information reflect total assets of ₹ 51,839.76 crores as at 31 March 2020, total revenues of ₹ 342.25 crores and ₹ 1,950.56 crores, total net loss after tax of ₹ 924.87 crores and ₹ 1,096.31 crores for the quarter and year ended on that date respectively, and net cash outflows of ₹ 10,747.21 crores for the year ended on that date, as considered in the Statement. These financial information have been audited by the branch auditors, whose reports has been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branches, is based solely on the reports of such branch auditors.

14.	Our opinion is not modified in respect of the above matters.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No.: 001076N/N500013

Sd/-

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN No:20105782AAAACI9612

Place: Mumbai

Date: 09 May 2020

Item 3

Walker Chandiok &Co LLP

Walker Chandlok & Co LLP 16th floor, Tower II, lndiabulls Finance Centre, SB Marg, Prabhadevi (W) Mumbai - 400 013 India T +91 22 6626 2699 F +91 22 6626 2601

Independent Auditor’s Report on Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

Opinion

1.	We have audited the accompanying consolidated annual financial results (‘the Statement’) of ICICI Bank Limited (‘the Bank’ or ‘the Holding Company’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’), and its associates (refer Annexure 1 for the list of subsidiaries and associates included in the Statement) for the year ended 31 March 2020, attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended) (‘Listing Regulations’), including relevant circulars issued by the SEBI from time to time except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 March 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of other auditors on separate audited financial statements / financial information of the subsidiaries, associates, and branches, as referred to in paragraphs 13, 14 and 16 below, the Statement:

(i)	includes the annual financial results of the entities listed in Annexure 1;

(ii)	presents financial results in accordance with the requirements of Regulation 33 of the Listing Regulations except for the disclosures relating to consolidated Pillar 3 disclosures as at 31 March 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on Bank’s website and in respect of which a link has been provided in the Statement and have not been audited by us; and

(iii)	gives a true and fair view, in conformity with the applicable accounting standards (AS) prescribed under Section 133 of the Companies Act, 2013 (‘the Act’) read with rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (RBI) from time to time (‘RBI Guidelines’) and other accounting principles generally accepted in India, of the consolidated net profit after tax and other financial information of the Group and its associates, for the year ended 31 March 2020.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Basis for Opinion

3.	We conducted our audit in accordance with the Standards on Auditing (‘SAs’) specified under section 143(10) of the Act. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Statement section of our report. We are independent of the Group and its associates, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (‘the ICAI’) together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act, and the rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and that obtained by the other auditors in terms of their reports referred to in paragraphs 13 through 16 below of the Other Matters section below, is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

4.	We draw attention to Note 2 of the Statement, which describes the uncertainties due to the outbreak of SARS- CoV-2 virus (COVID-19). In view of these uncertainties, the impact on the Bank’s results is significantly dependent on future developments.

Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Statement

5.	The Statement has been prepared on the basis of the consolidated annual audited financial statements. The Holding Company’s Board of Directors is responsible for the preparation and presentation of the Statement that gives a true and fair view of the consolidated net profit after tax, and other financial information of the Group including its associates in accordance with the AS prescribed under section 133 of the Act read with rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, RBI Guidelines and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Holding Company’s Board of Directors is also responsible for ensuring accuracy of records including financial information considered necessary for the preparation of the Statement. Further, in terms of the Act, the respective Board of Directors of the companies and the trustees of the trusts included in the Group and of its associates covered under the Act, are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding of the assets of the Group and of its associates and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error. These financial statements have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

6.	In preparing the Statement, the respective Board of Directors of the companies and the trustees of the trusts included in the Group and of its associates, are responsible for assessing the ability of the Group and of its associates, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless the respective Board of Directors or trustees either intend to liquidate the Group or the associates, or to cease operations, or has no realistic alternative but to do so.

7.	The respective Board of Directors of the companies and the trustees of the trusts included in the Group and of its associates, are responsible for overseeing the financial reporting process of the entities included in the Group and of its associates.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Auditor’s Responsibilities for the Audit of the Statement

8.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs, specified under section 143(10) of the Act, will always detect a material misstatement, when it exists. Misstatements can arise from fraud or error, and are considered material if, individually, or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Statement.

9.	As part of an audit in accordance with the SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3) (i) of the Act, we are also responsible for expressing our opinion on whether the Group and its associates (covered under the Act) have adequate internal financial controls system in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial results/ financial information/ financial statements of the entities within the Group, and its associates, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement, of which we are the independent auditors. For the other entities included in the Statement, which have been audited by the other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

10.	We communicate with those charged with governance of the Holding Company and such other entities included in the Statement, of which we are the independent auditors, regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

11.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

12.	We also performed procedures in accordance with SEBI Circular CIR/CFD/CMD1/44/2019 dated 29 March 2019, issued by the SEBI under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matters

13.	We did not audit the financial information of 3 international branches of the Bank included in the Statement, whose financial information reflect total assets of ₹ 51,839.76 crores as at 31 March 2020, total revenues of

₹ 342.25 crores and ₹ 1,950.56 crores, total net loss after tax of ₹ 924.87 crores and ₹ 1,096.31 crores for the quarter and year ended on that date respectively, and net cash outflows of ₹ 10,747.21 crores for the year ended on that date, as considered in the Statement. These financial information have been audited by the branch auditors, whose reports have been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branches, is based solely on the reports of such branch auditors.

14.	We did not audit the financial statements of 15 subsidiaries, whose financial statements reflect total assets of

₹ 137,389.27 crores as at 31 March 2020, total revenues of ₹ 5,187.98 crores and ₹ 21,436.75 crores, total net profit after tax of ₹ 524.54 crores and ₹ 3,337.16 crores for the quarter and year ended on that date respectively, and net cash outflows of ₹ 631.74 crores for the year ended on that date, as considered in the Statement. The Statement also includes the Group’s share of net profit of ₹ 109.66 crores for the year ended 31 March 2020, in respect of 1 associate, whose financial statements have not been audited by us. These financial statements have been audited by other auditors, whose reports have been furnished to us by the management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associate, is based solely on the reports of the other auditors.

15.	The Statement also include the Group’s share of net profit of ₹ 65.56 crores for the year ended 31 March 2020, in respect of 6 associates, whose financial statements / financial information have not been audited. These financial statements / financial information have been furnished to us by the management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these associates, is based solely on such management certified financial statements / financial information. In our opinion and according to the information and explanation given to us by the Holding Company’s management, these financial statements / financial information are not material to the Group.

16.	We have jointly audited with another auditor, the financial statements of 1 subsidiary, whose financial statements reflect total assets of ₹ 155,862.31 crores as at 31 March 2020, total revenues of ₹ 12,192.55 crores and ₹ 39,704.16 crores, total net profit after tax of ₹ 179.49 crores and ₹ 1,068.75 crores for the quarter and year ended on that date respectively, and net cash inflows of ₹ 845.97 crores for the year ended on that date, as considered in the Statement. For the purpose of our opinion on the Statement, we have relied upon the work of such other auditors, to the extent of work performed by them.

17.	The joint auditors, Walker Chandiok & Co LLP, Chartered Accountants, and B S R & Co. LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 25 April 2020, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2020 is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2020, has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation, are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI’) and the Institute of Actuaries of India, in concurrence with the Authority’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on the financial statements of the Company.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

18.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 02 May 2020, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and Premium Deficiency Reserve (the ‘PDR’) is the responsibility of the Company’s Panel Actuary (the ‘Panel Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2020, has been duly certified by the Panel Actuary and in his opinion, the assumptions considered by him for such valuation, are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India, in concurrence with IRDAI’. The joint auditors have relied upon the Panel Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company.

19.	The Statement includes the consolidated financial results for the quarter ended 31 March 2020, being the balancing figures between the audited figures in respect of the full financial year and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subject to limited review by us.

20.	Our opinion is not modified in respect of the matters mentioned in under paragraphs 13 through 19 above.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No.: 001076N/N500013

Sd/-

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN No:20105782AAAACJ9003

Place: Mumbai

Date: 09 May 2020

ICICI Bank Limited

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on Consolidated Annual Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Annexure 1

List of entities included in the Statement

Holding Company

i)	ICICI Bank Limited

Subsidiaries

ii)	ICICI Bank Canada

iii)	ICICI Bank UK PLC

iv)	ICICI International Limited

v)	ICICI Prudential Life Insurance Company Limited

vi)	ICICI Prudential Pension Funds Management Company Limited

vii)	ICICI Securities Primary Dealership Limited

viii)	ICICI Home Finance Company Limited

ix)	ICICI Investment Management Company Limited

x)	ICICI Securities Limited,

xi)	ICICI Securities Holdings Inc.

xii)	ICICI Securities Inc.

xiii)	ICICI Venture Funds Management Company Limited

xiv)	ICICI Trusteeship Services Limited

xv)	ICICI Prudential Asset Management Company Limited

xvi)	ICICI Lombard General Insurance Company Limited

xvii)	ICICI Prudential Trust Limited

xviii)	ICICI Strategic Investments Fund

Associates

xix)	I-Process Services (India) Private Limited

xx)	NIIT Institute of Finance Banking and Insurance Training Limited

xxi)	ICICI Merchant Services Private Limited

xxii)	Arteria Technologies Private Limited

xxiii)	India Infradebt Limited

xxiv)	India Advantage Fund III; and

xxv)	India Advantage Fund IV

Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	May 9, 2020

Performance Review: Quarter ended March 31, 2020

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 18% year-on-year to ₹ 7,148 crore (US$ 945 million) in the quarter ended March 31, 2020 (Q4-2020)

•	Net interest margin at 3.87% in Q4-2020

•	Fee income grew by 13% year-on-year in Q4-2020

•	Excluding interest on income tax refund, core operating profit grew by 26% year-on-year in Q4-2020

•	Provisions (excluding Covid-19 related provisions and provision for tax) were ₹ 3,242 crore (US$ 428 million) in Q4-2020

•	Covid-19 related provisions of ₹ 2,725 crore (US$ 360 million) made in Q4-2020 against standard assets to further strengthen the balance sheet

•	Profit before tax grew by 82% year-on-year to ₹ 1,423 crore (US$ 188 million) in Q4-2020

•	Profit after tax grew by 26% year-on-year to ₹ 1,221 crore (US$ 161 million) in Q4-2020 from ₹ 969 crore (US$ 128 million) in the quarter ended March 31, 2019 (Q4-2019)

•	Excluding Covid-19 related provisions, the profit after tax would have been ₹ 3,260 crore (US$ 431 million)

•	Core operating profit grew by 21% year-on-year to ₹ 26,808 crore (US$ 3.5 billion) in the year ended March 31, 2020 (FY2020)

•	Profit after tax grew by 136% year-on-year to ₹ 7,931 crore (US$ 1.0 billion) in FY2020 from ₹ 3,363 crore (US$ 444 million) in the year ended March 31, 2019 (FY2019)

•	12% growth in average current and savings account (CASA) deposits in Q4-2020; average CASA ratio was 42.3% in Q4-2020

•	Term deposits grew by 29% year-on-year at March 31, 2020

•	Domestic loan growth at 13% year-on-year at March 31, 2020 driven by retail

•	Retail loans grew by 16% year-on-year

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Net non-performing asset (NPA) ratio decreased from 2.06% at March 31, 2019 to 1.41% at March 31, 2020

•	Provision coverage ratio (excluding technical write-offs) increased from 70.6% at March 31, 2019 to 75.7% at March 31, 2020

•	Total capital adequacy ratio of 16.11% and Tier-1 capital adequacy ratio of 14.72% on a standalone basis at March 31, 2020

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the audited standalone and consolidated accounts of the Bank for the year ended March 31, 2020. The statutory auditors have audited the standalone and consolidated financial statements and have issued an unmodified report on the standalone and consolidated financial statements for the quarter and year ended March 31, 2020.

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 18% year-on-year to ₹ 7,148 crore (US$ 945 million) in Q4-2020 from ₹ 6,077 crore (US$ 803 million) in Q4-2019. The interest on income tax refund was ₹ 27 crore (US$ 4 million) in Q4-2020 compared to ₹ 414 crore in Q4-2019 (US$ 55 million). Excluding the interest on income tax refund, core operating profit grew by 26% year-on-year in Q4-2020

•	Net interest income (NII) increased by 17% year-on-year to₹ 8,927 crore (US$ 1.2 billion) in Q4-2020 from ₹ 7,620 crore (US$ 1.0 billion) in Q4-2019. Excluding the interest on income tax refund, NII grew by 24% year-on-year in Q4-2020

•	The net interest margin was 3.87% in Q4-2020 compared to 3.77% in the quarter ended December 31, 2019 (Q3-2020) and 3.72% in Q4-2019

•	Non-interest income, excluding treasury income, increased by 16% year-on-year to ₹ 4,013 crore (US$ 530 million) in Q4-2020 compared to ₹ 3,465 crore (US$ 458 million) in Q4-2019

•	Fee income grew by 13% year-on-year to ₹ 3,598 crore (US$ 476 million) in Q4-2020 from ₹ 3,178 crore (US$ 420 million) in Q4-2019. Retail fees constituted 75% of total fees in Q4-2020

•	Treasury income grew by 55% year-on-year to ₹ 242 crore (US$ 32 million) in Q4-2020 from ₹ 156 crore (US$ 21 million) in Q4-2019

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Provisions (excluding Covid-19 related provisions and provision for tax) were ₹ 3,242 crore (US$ 428 million) in Q4-2020. The Bank has made Covid-19 related provisions of ₹ 2,725 crore (US$ 360 million) to further strengthen the balance sheet. This provision made by the Bank is more than the requirement as per the Reserve Bank of India’s guideline dated April 17, 2020.

•	On a standalone basis, the profit after tax grew by 26% year-on-year to ₹ 1,221 crore (US$ 161 million) in Q4-2020 from ₹ 969 crore (US$ 128 million) in Q4-2019. Excluding Covid-19 related provisions, the profit after tax would have been ₹ 3,260 crore (US$ 431 million) in Q4-2020

•	The standalone profit after tax was ₹ 7,931 crore (US$ 1.0 billion) in FY2020 compared to ₹ 3,363 crore (US$ 444 million) in FY2019. The Government of India reduced the tax rate applicable to corporates in September 2019. The impact of this change on the tax expense for FY2020, including both, the one-time additional charge due to re-measurement of accumulated deferred tax asset at March 31, 2019, and the tax expense at lower rate for FY2020 was ₹ 1,391 core (US$ 184 million). Excluding the impact of change in tax rate during the year and the Covid-19 related provisions, the profit after tax would have been ₹ 11,360 crore (US$ 1.5 billion) for FY2020.

Operating review

Credit growth

The year-on-year growth in domestic advances was 13% at March 31, 2020. The Bank has continued to leverage its strong retail franchise, resulting in a 16% year-on-year growth in the retail loan portfolio at March 31, 2020. Including non-fund outstanding, retail was 53.3% of the total portfolio at March 31, 2020. Growth in the performing domestic corporate portfolio was about 9% year-on-year. Total advances increased by 10% year-on-year to ₹ 645,290 crore (US$ 85.3 billion) at March 31, 2020 from ₹ 586,647 crore (US$ 77.5 billion) at March 31, 2019.

Deposit growth

Total deposits increased by 18% year-on-year to ₹ 770,969 crore (US$ 101.9 billion) at March 31, 2020. Average current account deposits increased by 15% year-on-year in Q4-2020. Average savings account deposits increased by 11% year-on-year in Q4-2020. The average CASA ratio was 42.3% in Q4-2020 compared to 42.8% in Q3-2020 and 44.6% in Q4-2019. The period-end CASA ratio was 45.1% at March 31, 2020 compared to 47.0% at December 31, 2019 and 49.6% at March 31, 2019. Total term deposits increased by 29% year-on-year to ₹ 423,151 crore (US$ 55.9 billion) at March 31, 2020.

The Bank had a network of 5,324 branches and 15,688 ATMs at March 31, 2020.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Digital initiatives and transactions

In March 2020, the Bank launched a comprehensive digital banking platform called ICICI STACK. This platform offers nearly 500 services to ensure uninterrupted banking experience to the retail, business banking, SME and corporate customers. Many of these services are first-in-the industry and are available instantly on the Bank’s mobile banking platforms such as iMobile and InstaBIZ or the internet banking platform. These services include digital account opening, instant loans, payment solutions, investments and health and term insurance. Small business customers can also use the APIs from the recently launched API Banking Portal to integrate various payment and product solutions. The Bank’s customers can continue banking digitally from a remote location, without visiting a branch or office.

The volume of mobile banking transactions increased by 98% year-on-year in Q4-2020. The volume of transactions on Unified Payments Interface (UPI) increased by 161% y-o-y in Q4-2020. Digital channels like internet, mobile banking, POS and others accounted for over 88% of the savings account transactions in FY2020.

Asset quality

During the quarter, the gross additions to NPAs were ₹ 5,306 crore (US$ 701 million). Recoveries and upgrades, excluding write-offs, from non-performing loans were ₹ 1,883 crore (US$ 249 million) in Q4-2020. Net non-performing assets reduced by 26% from ₹ 13,577 crore (US$ 1.8 billion) at March 31, 2019 to ₹ 10,114 crore (US$ 1.3 billion) at March 31, 2020. The net NPA ratio decreased from 2.06% at March 31, 2019 to 1.41% at March 31, 2020. The provision coverage on non-performing loans, excluding cumulative technical write-offs, increased from 70.6% at March 31, 2019 to 75.7% at March 31, 2020. The provision coverage ratio on non-performing loans, including cumulative technical write-offs, was 86.8% at March 31, 2020 compared to 80.7% at March 31, 2019. At March 31, 2020, the fund-based and non-fund based outstanding to borrowers rated BB and below (excluding non-performing assets) was ₹ 16,668 crore (US$ 2.2 billion) compared to ₹ 17,525 crore (US$ 2.3 billion) at March 31, 2019 and ₹ 17,403 crore (US$ 2.3 billion) at December 31, 2019.

Capital adequacy

The Bank’s total capital adequacy at March 31, 2020 as per the Reserve Bank of India’s guidelines on Basel III norms, including profits for FY2020, was 16.11% and Tier-1 capital adequacy was 14.72% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively.

Approach in current scenario

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank is well-capitalised and has a strong deposit franchise. The digital and technology platforms are key strengths of the Bank and the present scenario provides an opportunity to re-engineer the delivery of banking. The Bank is using this period to further strengthen its platforms, its ability to capture market potential and its delivery capabilities, while enhancing efficiency.

Dividend on equity shares

In line with the Reserve Bank of India’s circular issued on April 17, 2020, the Board has not recommended any dividend for FY2020.

Consolidated results

Consolidated profit after tax was ₹ 1,251 crore (US$ 165 million) in Q4-2020 compared to ₹ 1,170 crore (US$ 155 million) in Q4-2019. Consolidated profit after tax was ₹ 9,566 crore (US$ 1.3 billion) in FY2020 compared to ₹ 4,254 crore (US$ 562 million) in FY2019.

Consolidated assets grew by 11.2% year-on-year to ₹ 1,377,292 crore (US$ 182.0 billion) at March 31, 2020 from 1,238,794 crore (US$ 163.7 billion) at March 31, 2019.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Subsidiaries

Value of New Business (VNB) of ICICI Life grew by 21% year-on-year from ₹ 1,328 crore (US$ 175 million) in FY2019 to 1,605 crore (US$ 212 million) in FY2020. The new business margin increased from 17.0% in FY2019 to 21.7% in FY2020. Protection based annualised premium equivalent grew by 55% year-on-year to ₹ 1,116 crore (US$ 147 million) in FY2020 and accounted for 15.1% of the total annualised premium equivalent in FY2020. New business received premium grew by 20% to ₹ 12,348 crore (US$ 1.6 billion) in FY2020. ICICI Life’s profit after tax was ₹ 179 crore (US$ 24 million) in Q4-2020 compared to ₹ 261 crore (US$ 34 million) in Q4-2019. For FY2020, ICICI Life’s profit after tax was ₹ 1,069 crore (US$ 141 million) compared to ₹ ,141 crore (US$ 151 million) in FY2019.

The Gross Direct Premium Income (GDPI) of ICICI General was ₹ 13,313 crore (US$ 1.8 billion) in FY2020 compared to ₹ 14,488 crore (US$ 1.9 billion) in FY2019. Excluding the crop segment, GDPI of ICICI General increased by 11% year-on-year to ₹ 13,302 crore (US$ 1.8 billion) in FY2020 from ₹ 12,036 crore (US$ 1.6 billion) in FY2019. The company’s combined ratio was 100.4% in FY2020 compared to 98.8% in FY2019. ICICI General profit after tax increased by 24% to ₹ 282 crore (US$ 37 million) in Q4-2020 from ₹ 228 crore (US$ 30 million) in Q4-2019. ICICI General’s profit after tax increased by 14% year-on-year to ₹ 1,194 crore (US$ 158 million) in FY2020.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, increased by 28% year-on-year from ₹ 122 crore (US$ 16 million) in Q4-2019 to ₹ 156 crore (US$ 21 million) in Q4-2020. ICICI Securities’ profit after tax increased by 10% year-on-year to ₹ 542 crore (US$ 72 million) in FY2020.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, was ₹ 217 crore (US$ 28 million) in Q4-2020, at a similar level compared to Q4-2019. The profit after tax of ICICI AMC increased by 53% year-on-year to ₹ 1,046 crore (US$ 138 million) in FY2020.

Updates related to Covid-19 outbreak

•	The Bank has formed a quick response team to take steps to protect the health of the employees and provide essential services to the customers

•	About 97% of the branches are functional with reduced working hours during the lockdown. The branches were staffed based on the customer footfalls and employees were rostered

•	ATMs across the country remain operational at all times with an average uptime of about 98%

•	The Bank has deployed mobile ATM vans for the benefit of the general public residing in and around the containment zones

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Customers are encouraged to use the Bank’s digital channels like mobile application or internet banking platform to fulfill their banking needs

•	To support the nation in its fight against the Covid-19 outbreak, the ICICI Group has committed a sum of ₹100 crore (US$ 13 million), including ₹80 crore (US$ 11 million) to the PM Cares Fund

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹crore

	FY 2019	Q4- 2019	Q3- 2020	Q4- 2020	FY 2020
	Audited	Audited	Unaudited	Audited	Audited
Net interest income	27,015	7,620	8,545	8,927	33,267
Non-interest income	13,146	3,465	4,043	4,013	15,156
- Fee income	11,989	3,178	3,596	3,598	13,711
- Dividend income from subsidiaries	1,078	269	367	338	1,273
- Other income	79	18	80	77	172
Less:
Operating expense	18,089	5,008	5,571	5,792	21,615
Core operating profit[1]	22,072	6,077	7,017	7,148	26,808
- Treasury income	1,366 [2]	156	531	242	1,293
Operating profit	23,438	6,233	7,548	7,390	28,101
Less:
Covid-19 related provisions[3]	-	-	-	2,725	2,725
Other provisions	19,661	5,451	2,083	3,242	11,328
Profit before tax	3,777	782	5,465	1,423	14,048
Less:
Tax	414	(187)	1,319	202	6,117
Profit after tax	3,363	969	4,146	1,221	7,931
1.	Excluding treasury income

2.	Includes profit on sale of shareholding in subsidiaries of ₹1,110 crore in FY2019 and nil in Q4-2019

3.	In accordance with the regulatory package announced by the Reserve Bank of India on March 27, 2020, the Bank has extended the option of payment moratorium for all amounts falling due between March 1, 2020 and May 31, 2020 to its borrowers. In line with the RBI guidelines issued on April 17, 2020, in respect of all accounts classified as standard as on February 29, 2020, even if overdue, the moratorium period, wherever granted, shall be excluded from the number of days past-due for the purpose of asset classification. At March 31, 2020, the Bank has made Covid-19 related provisions of ₹ 2,725 crore (US$ 360 million) to strengthen the balance sheet. This provision made by the Bank is more than the requirement as per the Reserve Bank of India’s guideline dated April 17, 2020

4.	During the three months ended September 30, 2019, the Bank decided to exercise the option of lower tax rate available under Section 115BAA of the Income Tax Act, 1961, as introduced by Taxation Laws (Amendment) Ordinance, 2019, with effect from the year ending March 31, 2020. Accordingly, the Bank has recognised the provision for income tax and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The resultant impact has been taken through the profit and loss account. The impact of this change on the tax expense for FY2020, including both, the one-time additional charge due to re-measurement of accumulated deferred tax asset at March 31, 2019, and the tax expense at lower rate for FY2020, was ₹ 1,391 core (US$ 184 million)

5.	Prior period numbers have been rearranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹crore

	31-Mar-19	30-Sep-19	31-Dec-19	31-Mar-20
	Audited	Unaudited	Unaudited	Audited
Capital and Liabilities
Capital	1,289	1,292	1,294	1,295
Employee stock options outstanding	5	4	4	3
Reserves and surplus	107,074	109,314	113,703	115,206
Deposits	652,920	696,273	716,345	770,969
Borrowings (includes subordinated debt)	165,320	151,033	137,375	162,897
Other liabilities	37,851	39,095	38,347	47,995
Total capital and liabilities	964,459	997,011	1,007,068	1,098,365

Assets
Cash and balances with Reserve Bank of India	37,858	41,495	36,215	35,284
Balances with banks and money at call and short notice	42,438	30,144	34,222	83,872
Investments	207,733	223,376	227,480	249,531
Advances	586,647	613,359	635,654	645,290
Fixed assets	7,931	7,936	8,088	8,410
Other assets	81,852	80,701	65,409	75,978
Total assets	964,459	997,011	1,007,068	1,098,365

1.    Prior period figures have been re-grouped/re-arranged where necessary

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the time taken for economic activity to resume at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Aashwij Mallya at 91-22-2653 7107 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 75.67

Item 5

Rakesh Jha

Group Chief Financial Officer

Tel.: 2653 6157

FARG/2020-21/Misc-02

May 9, 2020

BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Listing Department Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Dear Sir,

Declaration under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations)

Pursuant to Regulation 33 of Listing Regulations, we hereby confirm and declare that the statutory auditors of the Bank, Walker Chandiok & Co LLP, Chartered Accountants, have issued audit report on the standalone and consolidated financial results of the Bank for the year ended March 31, 2020 with unmodified opinion.

We request you to please take the above on record.

Yours faithfully,

Sd/-

Rakesh Jha

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure A

Walker Chandiok & Co LLP

Profile

About Walker Chandiok & Co LLP

Date of establishment	01 Jan 1935
Date of conversion to LLP	25 Mar 2014
Registrations and empanelment	The Institute of Chartered Accountants of India Public Company Accounting Oversight Board Comptroller and Auditor General of India
Registered office	L-41, Connaught Circus, New Delhi-110 001
Number of partners*	47
Number of qualified staff*	482+
Number of trainees*	404+
Number of other employees*	362+
Total number of partners and staff	1295+
Number and Location of Offices*	13 [Bengaluru, Chandigarh, Chennai, Delhi (2 offices including head office) Gurgaon, Hyderabad, Kolkata, Mumbai (2 offices), Noida, Pune, Kochi]

*As at 01 March 2020

Annexure B

Mr. Girish Chandra Chaturvedi

Mr. Girish Chandra Chaturvedi, IAS aged 67 years, retired in January 2013 as the Secretary of Ministry of Petroleum and Natural Gas. Mr. Chaturvedi was an IAS Officer, Uttar Pradesh (1977 Batch). Currently he is the Chairman of National Stock Exchange also. After his retirement from the regular service, Mr. Chaturvedi was appointed by the Government of India as the Member and then the Chairman of Warehousing Development and Regulatory Authority of India till January 2018. Prior to his retirement from Indian Administrative Services, Mr. Chaturvedi served Government of India at various levels across a number of sectors, including Banking, Insurance, Pension, Health, Family Welfare and Petroleum and Natural Gas.

Mr. Chaturvedi completed M.Sc. (Social Policy in Developing Countries) from London School of Economics, University of London, United Kingdom and M.Sc (Physics) from University of Allahabad.

During his tenure, Mr. Chaturvedi held key positions of Secretary, Ministry of Petroleum and Natural Gas, Special Director General (Finance & Accounts), Organizing Committee Commonwealth Games, Ministry of Youth Affairs and Sports, Additional/Joint Secretary, Department of Financial Services, Ministry of Finance and Additional Secretary & Mission Director, National Rural Health Mission, Ministry of Health & Family Welfare during his tenure.

Mr. Chaturvedi had also served in the State Government of Uttar Pradesh in various capacities at important positions, including, Secretary to Chief Minister, Secretary, Family Welfare, Additional CEO (Greater NOIDA Industrial Development Authority), Trade Tax Commissioner, Managing Director, UP State Spinning Company and District Magistrate/Collector at Muzaffarnagar, Saharanpur and Meerut.

Mr. Chaturvedi had served as Chairman of Pension Fund Regulatory & Development Authority, Petronet LNG Ltd, Indian Strategic Petroleum Reserves Ltd and Oil Industries Development Board. He had also served as Director (Government Nominee) on the Boards of Canara Bank, Bank of Baroda, IDBI Bank Ltd, IDFC Ltd, GIC Re of India, New India Assurance Co. Ltd, United India Insurance Co. Ltd, Agriculture Insurance Co. of India, Institute of Banking Personnel Selection and National Insurance Academy.

Mr. Chaturvedi is not related to any other director of the Bank. Mr. Chaturvedi is not debarred from holding the office of Director by virtue of any order of SEBI or any other such authority.

Ms. Vishakha Mulye

QUALIFICATION:

Ms. Vishakha Mulye is an Executive Director on the Board of ICICI Bank since January 2016. She heads the Domestic and International Wholesale Banking, Markets and Commercial Banking businesses at the Bank.

Ms. Mulye, a Chartered Accountant, has been with the ICICI Group since 1993. In her career, she has handled several responsibilities in the areas of strategy, treasury & markets, proprietary equity investing and management of long-term equity investments, structured finance, management of special assets and corporate & project finance.

EXPERIENCE:

Ms. Mulye led the team that planned and executed the merger of ICICI and ICICI Bank in 2002. She also led the team which negotiated and concluded the merger of erstwhile Sangli Bank with ICICI Bank. From 2002 to 2005, she was responsible for the Bank's structured finance and global markets businesses, and its financial institutions’ relationships. In 2005, she took over as the Group Chief Financial Officer. In 2007 she was elevated to the Board of ICICI Lombard General Insurance Company and in 2009, she assumed leadership of ICICI Venture Funds Management Company as its MD & CEO. Currently, apart from ICICI Bank, Ms. Mulye is also on the board of ICICI Lombard General Insurance and chairs the board of ICICI Bank Canada.

SPECIAL ACHIEVEMENTS:

Ms. Mulye is a member of Aspen Institute’s 'India Leadership Initiative'. She was also selected as 'Young Global Leader' in 2007 by the World Economic Forum. She received the ‘India CFO Award’ in 2006 from IMA India for 'Excellence in Finance in a Large Corporate' and ‘CA Corporate Leader Award’ in 2008 from the Institute of Chartered Accountants. In February 2012, she received the ‘GR8! Women Awards’ from the Indian Television Academy for her contribution as an ‘Eminent Personality in the field of Banking’. In March 2019, she was felicitated at News 18 Lokmat’s award ceremony ‘Mukta Sanman’ for her work in the field of Business and Finance.

Ms. Mulye features in several power lists such as the ’Most Powerful Women in Indian Business’ by Business Today and ‘Most Powerful Women’ by Fortune India. She was inducted into Business Today’s ’Hall of Fame’ after being featured seven times in its power list.

Ms. Mulye is not related to any other director of the Bank. Ms. Mulye is not debarred from holding the office of Director by virtue of any order of SEBI or any other such authority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 9, 2020	By:	/s/ Vivek Ranjan
Name: Vivek Ranjan Title: Chief Manager